UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	□ Form 10-K	□	Form 20-F	□	Form 11-K	☒	Form 10-Q	□	Form 10-D
	□ Form N-CEN	□	Form N-CSR

For Period Ended: August 2, 2025

□	Transition Report on Form 10-K
□	Transition Report on Form 20-F
□	Transition Report on Form 11-K
□	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

BARNES & NOBLE EDUCATION, INC.
(Full Name of Registrant)

N/A
(Former Name if Applicable)

120 Mountainview Blvd.
(Address of Principal Executive Office (Street and Number)

Basking Ridge, NJ, 07920
(City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
□	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

□	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Barnes & Noble Education, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended August 2, 2025 (the “Form 10-Q”) within the prescribed time period, without unreasonable effort or expense.

As previously reported by the Company in its Current Report on Form 8-K filed on July 18, 2025 (the “Prior 8-K”), certain information regarding the recording of cost of digital sales was brought to the attention of management in July 2025, which promptly informed the Audit Committee, that caused the Audit Committee to commence an internal investigation with the assistance of outside counsel and advisors. On July 18, 2025, the Company filed a Form 12b-25 notifying the United States Securities and Exchange Commission (the “SEC”) that the Company would be unable to timely file its Annual Report on Form 10-K for the year ended May 3, 2025. On August 29, 2025, the Company filed a Current Report on Form 8-K announcing that on August 26, 2025, the Board of Directors (the “Board”) of the Company concluded that the Company’s previously-issued unaudited interim condensed consolidated financial statements for the fiscal third quarter and nine-months ended January 25, 2025, the fiscal second quarter and six-months ended October 26, 2024, the fiscal first quarter ended July 27, 2024, and the fiscal third quarter and nine-months ended January 27, 2024 contained in its Quarterly Reports on Form 10-Q and the Company’s previously-issued audited consolidated financial statements for the fiscal year ended April 27, 2024 contained in its Annual Report on Form 10-K (the “Non-Reliance Periods”), as well as its disclosures related to such financial statements, including any reports, earnings releases, and investor presentations, and related communications issued by or on behalf of the Company with respect to the Non-Reliance Periods (the “Previously Issued Financial Information”), should no longer be relied upon. The determination by the Board was made upon the recommendation of the Audit Committee and after consultation with the Company’s management team.

As a result, the Company expects to restate the financial statements for the Non-Reliance Periods (the “Restatement”), which will be corrected within its Annual Report on Form 10-K for the fiscal year ended May 3, 2025, when filed. However, the final determination regarding the scope of any such Restatement will depend on the completion of the Audit Committee’s review and the ongoing work of the Company and its independent registered public accounting firms for the fiscal periods of 2024 and 2025. The Company is also evaluating potential accounting adjustments unrelated to the investigation that could impact the Non-Reliance Periods. It is possible that the magnitude of such a Restatement may change as additional items may be identified as this work is completed.

The Company does not expect the investigation to impact total sales, which we estimate increased by $25.1 million, or 9.5%, in the first quarter of fiscal year 2026 to $288.6 million (unaudited) compared to $263.4 million during the prior fiscal year period, nor BNC First Day total revenue, which we estimate increased by $33.0 million in the first quarter of fiscal year 2026, or 40.5%, to $114.3 million (unaudited) compared to $81.4 million during the prior fiscal year period. The investigation will not impact the Company’s first quarter fiscal 2026 cash and cash equivalents and total debt. As a result, the Company expects to report total net debt (defined as total debt, less cash and cash equivalents) of $162.7 million (unaudited) as of the first quarter of fiscal year 2026, which was a decrease of $51.0 million from the Company’s total net debt of $213.7 million as of the first quarter of fiscal year 2025. In addition, the Company expects to be in compliance with its financial covenants under its credit agreement as of the first quarter of fiscal year 2026. Given the ongoing investigation, we are unable to conclude as to whether there will be significant changes in the results of operation of Q1 2026 vs. Q1 2025 results (as restated)

The Company is diligently working on the Restatement. As a result of the ongoing Audit Committee investigation and the Company's work with respect to the Restatement, the Company has determined that it will not be able, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended August 2, 2025 by the prescribed due date for such quarterly report. The Company intends to file its Quarterly Report on Form 10-Q for the quarterly period ended August 2, 2025 as soon as practicable, following or concurrent with the filing of the Restatement with the SEC and the Company's filing of the Annual Report on Form 10-K for the year ended May 3, 2025.

Due to the seasonal nature of the business, the results of operations for the 13 weeks ended August 2, 2025 are not indicative of the results expected for the 53 weeks ending May 2, 2026.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jason Snagusky	(908)	991-2665
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes □ No ☒
The Company’s Annual Report on Form 10-K for the year ended May 3, 2025.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No □

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The statements in Part III – Narrative related to the Company’s results of operations in the first quarter of fiscal year 2026, and as compared to the corresponding period for the last fiscal year, are incorporated by reference herein.

Cautionary Note Regarding Forward-Looking Statements:
Forward-Looking Statements: This Form 12b-25 contains “forward-looking” statements within the meaning of federal securities laws. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The Company advises caution in reliance on forward-looking statements. Forward-looking statements include, without limitation: statements related to the internal investigation, including timing, amounts and expected outcome; the Company’s plans to file its Annual Report on Form 10-K for the fiscal year ended May 3, 2025 and Quarterly Report for the quarter ended August 2, 2025; expected financial results for the first quarter of fiscal year 2025 and 2026; and the Company’s plans, objectives and intentions, including with respect to its credit agreement. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statement, including without limitation: the discovery of additional information relevant to the internal investigation; the conclusions of the Committee (and the timing of the conclusions) concerning matters relating to the investigation; the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firms regarding the investigation and the Company’s financial statements; the timing of the risk that the completion and filing of the Form 10-Q will take longer than expected; and the risk that the Company will be unable to file the Form 10-Q within the extension period of 5 calendar days provided under Rule 12b-25. See also other risks that are described in “Risk Factors” in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K filed with the SEC for the fiscal year ended April 27, 2024, and any subsequent reports filed with the SEC. All forward-looking statements in this Form 12b-25 are based on information available to the Company as of the date of this filing. The Company expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

BARNES & NOBLE EDUCATION, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 12, 2025	By:	/s/ Jason Snagusky
Jason Snagusky
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BARNES & NOBLE EDUCATION, INC.

Date: August 29, 2025	By:	/s/ Jason Snagusky
	Name:	Jason Snagusky
	Title:	Chief Financial Officer